UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-17157

NOVELLUS SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

4000 North First Street

San Jose, California 95134

(510) 572-0200

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Novellus Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NOVELLUS SYSTEMS, INC.

Date: June 14, 2012	/s/ Ernest E. Maddock
Name: Ernest E. Maddock
Title: Vice President, Chief Financial Officer, and Assistant Secretary